SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Subject Company (Issuer))

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Filing Persons (Offeror))

Zero Coupon Convertible Debentures due 2021
(Title of Class of Securities)

902118 AW 8
(CUSIP Number of Class of Securities)

William B. Lytton, Esq.
c/o Tyco International (US) Inc.
9 Roszel Road
Princeton, New Jersey  08540
(609) 720-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Steven R. Finley, Esq.
Sean P. Griffiths, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York  10166-0193
Tel. (212) 351-4000
Fax. (212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee**
$71,387.36	$7.64

*                 Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Debentures due 2021, as described herein, is $811.22 per $1,000 principal amount at maturity outstanding.  As of January 12, 2007, there was approximately $88,000.00 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $71,387.36.

**          The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for Fiscal Year 2007 issued by the Securities and Exchange Commission on December 8, 2006, and equals $107 for each $1,000,000 of the value of the transaction.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:            $7.64                                       Filing Party:   Tyco International Ltd.

                                                                                                Tyco International Group S.A.

Form or Registration No.:           Schedule TO                         Date Filed:     January 12, 2007

(File No. 005-43685)

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3

☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

INTRODUCTORY STATEMENT

Tyco International Ltd., a company organized under the laws of Bermuda (“Tyco”), and Tyco International Group S.A., a company organized under the laws of Luxembourg and a wholly owned subsidiary of Tyco (the “Company”), hereby amend and supplement their Tender Offer Statement on Schedule TO-I originally filed on January 12, 2007 (the “Schedule TO-I”), with respect to their offer to purchase the Zero Coupon Convertible Debentures due 2021 issued by the Company on February 12, 2001 (the “Securities”), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice, dated January 12, 2007 (the “Company Notice”), and the related offer materials filed as Exhibits (a)(1)(B) to (d)(2) to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the “Option”).  The Securities were issued pursuant to an Indenture, dated February 12, 2001, by and among the Company, Tyco and U.S. Bank, N.A. (as successor trustee to State Street Bank and Trust Company), as Trustee (“Trustee”), as amended by Supplemental Indenture No. 1, dated January 10, 2003, by and among the Company, Tyco and Trustee (the “Indenture”).

Item 11.  Additional Information

Item 11 of the Schedule TO-I is hereby amended and supplemented to include the following information:

On February 13, 2007, Tyco and the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., New York City time, on February 12, 2007.  A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO-I and is incorporated herein by reference.

Item 12.  Exhibits

Item 12 of the Schedule TO-I is hereby amended and supplemented to include the following exhibit:

(a)(5)(B)         Press release issued by Tyco International Ltd. and Tyco International Group S.A. on February 13, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO-I is true, complete and correct.

TYCO INTERNATIONAL LTD.

By:	/s/ WILLIAM B. LYTTON
Name: William B. Lytton
Title: Executive Vice President and Chief Legal Officer

TYCO INTERNATIONAL GROUP S.A.

By:	/s/ MICHELANGELO STEFANI
Name: Michelangelo Stefani
Title: Managing Director

Dated:  February 13, 2007

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Company Notice to Holders of Tyco International Group S.A. Zero Coupon Convertible Debentures due 2021, dated January 12, 2007.*

(a)(1)(B)	Form of Purchase Notice.*

(a)(1)(C)	Form of Notice of Withdrawal.*

(a)(1)(D)	Substitute Form W-9.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(A)	Press Release issued by Tyco International Ltd. and Tyco International Group S.A. on January 12, 2007.*

(a)(5)(B)	Press Release issued by Tyco International Ltd. and Tyco International Group S.A. on February 13, 2007.

(b)	Not applicable.

(d)(1)

Indenture, dated February 12, 2001, by and among Tyco International Group S.A., Tyco International Ltd. and State Street Bank and Trust Company, incorporated by reference to Exhibit 4.2 to Tyco’s Registration Statement on Form S-3 (File Nos. 333-57180 and 333- 57180-01), as filed with the Securities and Exchange Commission on March 16, 2001.

(d)(2)

Supplemental Indenture No. 1, dated January 10, 2003, by and among Tyco International Group S.A., Tyco International Ltd. and U.S. Bank, N.A. (as successor trustee to State Street Bank and Trust Company), incorporated by reference to Exhibit (d)(2) to Tyco and the Company’s Schedule TO-I, as filed with the Securities and Exchange Commission on January 14, 2003.

(g)	Not applicable.

(h)	Not applicable.

*              Previously filed as an exhibit to the Schedule TO-I filed on January 12, 2007.